FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person* DDS Technologies Ltd.	2. Date of Event Requiring Statement (Month/Date/Year) 11/15/02	4. Issuer Name and Ticker or Trading Symbol Black Diamond Industries, Inc.
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) [ ] Director [X ] 10% Owner [ ] Officer (give [ ] Other (specify title below) below) _________________________________	6. If Amendment, Date of Original (Month/Date/Year)	7. Individual or Joint/Group Filing (Check applicable box) [X ] Form filed by One Reporting Person [ ] Form filed by more than one Reporting person
(Street) 21 St. George Road
(City) (State) (Zip) London, United Kingdom SE1 6TE	Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $0.001	3,500,000(1)	D

(over)

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                           (Print or Type Responses)
(1) The Reporting Person is controlled by Umberto Manola, who owns 60% of the outstanding common shares of the Reporting Person, and who is a Director of the Issuer.  Dr. Jacques DeGroote, who is also a Director of the Issuer holds, 2% of the outstanding common shares of the Reporting Person.

*If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Form 3 (continued)            Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Date/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Inst. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C/ 78ff(a).	/s/ Umberto Manola **Signature of Reporting Person	November 25, 2002 Date

Umberto Manola Authorized Person

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.